Exhibit 99.2

United States Holders

CISCO SYSTEMS, INC.

RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

Dear [Field: Full Name]:

As you know, on January 31, 2025 (the “Closing Date”), Cisco Systems, Inc. (“Cisco”) acquired Threatology, Inc. (“Company”) (the “Acquisition”), pursuant to the Agreement and Plan of Merger by and among Cisco, the Company and certain other parties dated on or about December 15, 2024 (the “Acquisition Agreement”). On the Closing Date, you held one or more outstanding restricted stock units related to shares of Company common stock that were previously granted to you under the Company 2025 Equity Incentive Plan (the “Plan”). Pursuant to the Acquisition Agreement, on the Closing Date, Cisco assumed Company’s obligations to honor each of your restricted stock unit award(s) related to shares of Company common stock granted to you under the Plan (the “Company RSU(s)”) and documented by a restricted stock unit agreement(s) and any amendment(s) entered into by and between you and Company (collectively, the “RSU Agreement(s)”) and such Company RSU(s) were accordingly assumed by Cisco (the “Assumed RSU(s)”) to be settleable for a number of shares of Cisco common stock. This Restricted Stock Unit Assumption Agreement (the “Agreement”) evidences the terms of the assumption of your Company RSU(s), including the necessary adjustments for assumption of the Company RSU(s) that are required by the Acquisition.

The table below summarizes your Company RSU(s) immediately before and after the Acquisition:

Grant Details

Employee ID	[Field: Employee ID]

Grant Date	[Field: Grant Date]

Type of Award	[Field: Grant Type]

Stock Plan Name	[Field: Stock Plan Name]

Grant Number	[Field: Grant Number]

Cisco Number of Shares	[Field: Shares Granted]

Original Number of Shares	[Field: Acquisition Shares]

Vesting Commencement Date	[Field: Vest Start Date]

The post-Acquisition adjustments are based on the Equity Exchange Ratio of 0.0518104076, as determined in accordance with the terms of the Acquisition Agreement, and are intended to preserve immediately after the Acquisition the aggregate fair market value of the underlying shares immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your Assumed RSU(s) was determined by multiplying the Equity Exchange Ratio by the number of shares of Company common stock remaining subject to your Company RSU(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock.

Unless the context otherwise requires, for purposes of this Agreement, any references in the Plan and the RSU Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock,” “Shares” or “Ordinary Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. As used in this Agreement, “employer” means your actual employer. All references in the RSU Agreement(s) and the Plan relating to your status as an employee or consultant of Company or a subsidiary or affiliate will now refer to your status as an employee or consultant of Cisco or any present or future Cisco parent, subsidiary or affiliate.

United States Holders

The vesting commencement date, vesting schedule and expiration date of your Assumed RSU(s) remain the same as set forth in the RSU Agreement(s) and/or any notice of grant but with the number of shares subject to each vesting installment adjusted to reflect the effect of the Acquisition. (In this respect, please note that any discussion of terms in any employment offer letter (whether from Cisco, Company or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your Assumed RSU(s).) Vesting of your Assumed RSU(s) may be suspended, or your Assumed RSUs may be pro-rated, during a leave of absence in accordance with your RSU Agreement(s) and Cisco’s policies. Cisco will withhold applicable taxes by withholding vested Cisco shares that would otherwise be released under the assumed Company RSU on the vest date. The amount of Cisco shares withheld will be equal in value to the amount necessary to satisfy any such withholding tax obligation. All other provisions which govern either the settlement or the termination of your Assumed RSU(s) remain the same as set forth in the RSU Agreement(s), and the provisions of the RSU Agreement(s), will govern and control your rights under this Agreement to acquire shares of Cisco common stock, except as expressly modified by this Agreement, the Acquisition Agreement or otherwise in connection with the Acquisition.

UNLESS EXPRESSLY SET FORTH IN AN EMPLOYMENT AGREEMENT OR OFFER LETTER WITH CISCO, UPON TERMINATION OF YOUR EMPLOYMENT WITH CISCO OR ANY PRESENT OR FUTURE CISCO SUBSIDIARY, ALL UNVESTED RESTRICTED STOCK UNITS SHALL BE IMMEDIATELY FORFEITED WITHOUT CONSIDERATION, EXCEPT AS MAY BE OTHERWISE DETERMINED BY CISCO IN ITS SOLE DISCRETION.

Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and the right of Cisco or any parent, subsidiary or affiliate, which rights are expressly reserved, to terminate your employment at any time for any reason, subject to applicable law. Future restricted stock units, if any, you may receive from Cisco will be governed by the terms of the Cisco equity plan under which such restricted stock units are granted, and such terms may be different from the terms of your Assumed RSU(s), including, but not limited to, vesting and forfeiture upon your termination of employment.

Until Cisco’s Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your Assumed RSU(s) will not be settled. Notwithstanding the forgoing, if you do not accept this Agreement prior to the first vesting date of the Assumed RSUs that occurs on or after the Closing Date, your Award will be automatically accepted on your behalf on such first vesting date.

If you have any questions regarding this Agreement or your Assumed RSU(s), please contact mastockinquiries@cisco.com.

CISCO SYSTEMS, INC.

United States Holders

ACKNOWLEDGMENT

[Field: Full Name] acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the Assumed RSU(s) listed on the table above are hereby assumed by Cisco and are as set forth in the RSU Agreement(s) for such Assumed RSU(s), the Plan and this Restricted Stock Unit Assumption Agreement.

ATTACHMENTS

Exhibit A - Form S-8 Prospectus